FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
16 August 2023
VIA EDGAR

Freedom of Information Act Officer
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Rule83CTRs@sec.gov

Re: 16 August 2023 Letter from Coca-Cola Europacific Partners to the Securities and Exchange Commission

Ladies and Gentlemen:

Enclosed is a copy of a letter dated 16 August 2023 from Coca-Cola Europacific Partners plc (the “Company”) to the staff of the Division of Corporation Finance of the SEC. The enclosed letter includes a request for confidential treatment pursuant to 17 C.F.R. Section 200.83.

Please inform Nik Jhangiani, Senior Vice President, Chief Financial Officer, at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com of any request for disclosure made pursuant to the Freedom of Information Act, Privacy Act or otherwise of the confidential information contained in the enclosed letter so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Sincerely,

/s/ Nik Jhangiani

Nik Jhangiani
Senior Vice President, Chief Financial Officer
Coca-Cola Europacific Partners plc

Enclosure

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
16 August 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COCA-COLA EUROPACIFIC PARTNERS plc
PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

(Contact: Nik Jhangiani, Senior Vice President, Chief Financial Officer, Direct Dial Telephone: +44 1895 844 534)

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: COCA-COLA EUROPACIFIC PARTNERS plc
Form 20-F for the fiscal year ended December 31, 2022
Filed March 17, 2023
Response Dated July 14, 2023 (the “Initial Response Letter”)
File No. 001-37791

Dear Ms. McConnell And Mr. Stertzel,

Thank you for your letter dated 2 August 2023 setting forth the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Coca-Cola Europacific Partners Plc (“CCEP”, the “Company” or the “Group”). To facilitate your review of the Company’s responses to the Staff’s follow-up comments, we have reproduced in italics the comment from your letter followed by the Company’s response.

Due to the commercially sensitive nature of certain information contained herein, this response letter is also a request for confidential treatment of the portions of this letter bracketed below (designated by “[***]”) pursuant the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

Form 20-F for the fiscal year ended December 31, 2022
Consolidated Financial Statements
Note 7 – Intangible assets and goodwill
TCCC franchise intangible assets, page 170

1. In your response to prior comment 4 you indicate that the TCCC bottling agreements have a maturity date (with a renewal period) and contain no automatic right of renewal. Please provide us the actual duration terms stipulated in your TCCC bottling agreements, including maturity dates and renewal periods. In addition, please more fully explain to us how the renewal term operates, including whether your TCCC bottling agreements provide for successive renewal periods..

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
Response

In response to the Staff’s comment, we respectfully provide the following information:

The right to package, distribute and sell TCCC products in each territory we operate is governed by a separate bottling agreement. Whilst the bottling agreements may have different start and end dates, depending on the territory they pertain to (refer to the attached Exhibit A for further information), the duration clauses are virtually identical, providing for a contractual term of 10 years with additional stipulation in respect of our right to request a 10 year extension. [***]. The bottling agreements, inclusive of the additional extension notice, do not explicitly provide for successive renewal provisions. As disclosed in Note 3 – Significant judgements and estimates on page 167, we acknowledge that there is limited contractual life available under the agreements, and no automatic renewal clause is available beyond the additional 10 year extension period. However, considering the facts we have listed in our initial response letter, in our judgment, the Group’s TCCC bottling rights are de facto perpetual in nature. TCCC has renewed or replaced the bottling agreements with the Group since initiated in each territory we operate. [***]. In light of the mutual interdependency of our business relationship and their vested interest in our continuous success, including participation of nominees on the Group’s Board of Directors as well as the recent announcement we have made on 2 August 2023 in respect of the Group’s intent to jointly acquire the Coca-Cola Beverages Philippines, Inc. (CCBPI), a wholly owned subsidiary of TCCC, we believe that TCCC’s consent to continue renewing the existing bottling agreements or entering into new ones replacing those in effect is implied. Consequently, regardless of the legal form, an extension versus a newly executed agreement, in our judgment, there is no foreseeable limit to the period over which the intangible assets arising from the TCCC bottling rights are expected to generate net cash inflows for the Group.

The treatment of the TCCC bottling arrangements as indefinite lived intangible assets contemplates a significant judgment, which we have prominently disclosed in our filings. We believe that constraining the useful life on a pure contractual basis lacks economic justification. Thus, regardless of the limited contractual life, we have concluded that the TCCC bottling rights are perpetual in substance.

Should you have additional questions, please do not hesitate to contact me at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com.

Sincerely,

By:	/s/ Nik Jhangiani
Name:	Nik Jhangiani
Title:	Chief Financial Officer
cc:
Sol Daurella, Chairman of the Board
Dessi Temperley, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Ed Walker, VP Finance Business Planning
Ivan Stoykov, Chief Accounting Officer
Sarah Kokot, Partner, EY United Kingdom

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
Exhibit A

[***]
4